April 27, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010
Attention: Andrew D. Mew

RE:	Neiman Marcus, Inc.
Form 10-K for the Fiscal Year Ended July 30, 2011
Filed September 21, 2011
File No. 333-133184-12

Dear Mr. Mew:

On behalf of Neiman Marcus, Inc. (the “Company”), set forth below are responses to the comment letter dated April 2, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced Form 10-K.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response below.

Form 10-K for the Fiscal Year Ended July 30, 2011

Note 1. Summary of Significant Accounting Policies, page F-9

Merchandise Inventories and Cost of Goods Sold, page F-10

1.              We note your response to prior comment 1 and that you will disclose that amounts are removed from inventory and charged to cost of goods sold at average cost.  Please explain in greater detail how you value your inventory at the lower of cost or market at reporting period end by applying retail markdown adjustments.  Please include in your response an example illustrating your determination of the cost-to-retail ratio and your ending inventory.

Under the retail method of accounting, the carrying values of our inventories are reduced at the time that the marked retail values of our goods are lowered through the use of markdowns — i.e., reductions in the marked retail values of our inventories also result in reductions of the cost basis of our inventories.  The reductions in the cost basis of our inventories made through the application of the retail method of accounting allow us to maintain the normal profit margin to be realized upon the resale of our inventories.  Under the retail method of accounting, the reduction of the cost basis of inventories that occurs at the time the retail value of such goods is lowered through the use of markdowns is consistent with the lower of cost or market provisions of ASC 330-10-20 (ARB 43, Statement 6) that provide that “[m]arket shall not be less than net realizable value reduced by an allowance for an approximately normal profit margin.”  In addition, the provisions of ASC 330-10-35-7 provide that “the retail inventory method, if adequate markdowns are currently taken, accomplishes the objectives [of lower of cost or market requirements].”  We believe the timely recognition of markdowns in our application of the retail method of accounting adjusts the cost basis of the marked down inventories to the lower of cost or market.

The following example is offered to illustrate the application of the retail method of accounting to markdowns resulting in the reduction of the marked retail values of inventories.  The example is hypothetical only:

	Cost	Retail	Cost-to- Retail Ratio	Cumulative Markup
Beginning inventory	$1,000	$2,200	45.5%	54.5%
Goods purchased(1)	3,500	7,800	44.9%	55.1%
Goods available for sale(2)	4,500	10,000	45.0%	55.0%
Reduction for cost of goods sold at full price — 75% sell-through(3)	(3,375)	(7,500)	45.0%	55.0%
Goods remaining subject to markdown	1,125	2,500	45.0%	55.0%
40% markdown taken to clear goods(4)	(450)	(1,000)	45.0%	55.0%
Carrying values after markdown(5)	675	1,500	45.0%	55.0%
Reduction for cost of goods sold at markdown price(6)	(675)	(1,500)
Ending inventory	$—	$—

(1) The retail value of goods purchased is initially determined by the manufacturer’s suggested retail price (MSRP).  Additional markups and markup cancellations are infrequent and are determined, for the most part, by vendor increases or decreases in MSRP.  The cost-to-retail ratio represents the ratio of the cost value of purchases to their corresponding retail values.  The cumulative markup is the complement of the cost-to-retail ratio and represents our “normal profit margin” rate.

(2) The cost and retail values of goods purchased is added to the cost and retail values of our beginning inventories to derive the cost and retail values of our goods available for sale.  The cost-to-retail ratio of goods available for sale establishes the average cost of our inventories.

(3) As goods are sold, the cost-to-retail ratio is applied to the retail value of our sales to charge cost of goods sold for the average cost of the goods sold.

Recap of financial statements:
Income Statement
Revenues	$7,500
Cost of goods sold	(3,375)
Gross margin	$4,125

Balance Sheet
Inventory	$1,125

(4) Just as the retail value of our on-hand inventories is reduced when sales occur, the retail value of on-hand inventories is also reduced when the retail values of our goods are lowered and markdowns are taken (i.e., the retail value of our inventories is diminished and the customer is no longer willing to pay full-price for the goods).  As with sales, the cost-to-retail ratio is applied to the retail value of the markdowns and an immediate charge to cost of sales is recorded to reduce the cost basis of the inventories marked down.

Recap of financial statements:
Income Statement
Revenues	$7,500
Cost of goods sold	(3,825)
Gross margin	$3,675

Balance Sheet
Inventory	$675

(5) After the reduction of both the cost and retail values for inventories marked down, the cost-to-retail ratio of our inventories held remains intact.

(6) Remaining goods are sold at marked down prices and generate a normal profit margin.

Recap of financial statements:
Income Statement
Revenues	$9,000
Cost of goods sold	(4,500)
Gross margin	$4,500

Balance Sheet
Inventory	$—

In the above example, the 40% retail markdown results in both the reduction in the retail value of inventories by $1,000 and a corresponding decrease in the cost basis of the inventories by $450.  The adjustment in the cost basis of the goods held for resale to $675 allows for the maintenance of the normal profit margin of 55% on the ultimate sales of the goods marked down (even though the retail value of $1,500 remains above the original purchase cost of the goods of $1,125).

The reduction in the cost basis of goods marked down is the basis for our conclusion that “our inventories are stated at the lower of cost or market” and is the result of the application of the retail method of accounting.  Outside of the application of the retail method of accounting, no other valuation adjustments were required or recorded in order to state our inventories at the lower of cost or market.

The cadence of our end-of-season clearance activities results in the disposition of virtually all Fall Season goods in our second fiscal quarter ending in January and virtually all Spring Season goods in our fourth fiscal quarter ending in July.  Markdown inventories aggregated between 5-6% of the total inventories held by our Specialty Retail Stores at the end of each of fiscal years 2009, 2010 and 2011.  Only these markdown inventories were subject to reductions to their original purchase costs pursuant to the application of the retail method of accounting as illustrated above.

Estimates and Critical Accounting Policies, page F-9

Gift Cards, page F-14

2.              We note your response to prior comment 2.  It is not apparent that the additional disclosure we requested is immaterial to understanding your financial statements.  In this regard, gift card breakage as a percentage of your earnings (loss) before taxes was over 20% and 3%, respectively for fiscal year ended July 31, 2010 and July 30, 2011.  Further, we note your disclosure on page 5 that InCircle loyalty program members accumulate points for qualifying purchases which are redeemed for gift cards when specified levels are met and 35% of your total revenues during each of the last two calendar years were generated by these InCircle loyalty program members.  Given these factors, please provide the disclosure in future filings as previously requested.

During each of fiscal years 2009, 2010 and 2011, gift card breakage aggregated between $1.2 - $1.6 million.  While our earnings (loss) before taxes were significantly impacted by weak economic conditions in fiscal years 2009 and 2010, we concluded amounts in the $1.2 - $1.6 million range, coupled with the consistent magnitude of such amounts, to be immaterial to the understanding and analysis of our operations.

Notwithstanding the above, we will disclose the amounts of gift card breakage in future filings.

Please feel free to contact the undersigned at (214) 757-2968.

Very truly yours,

NEIMAN MARCUS, INC.

By:	/s/ T. Dale Stapleton
T. Dale Stapleton
Senior Vice-President and Chief Accounting Officer

cc:	Securities and Exchange Commission
Donna DiSilvio

Neiman Marcus, Inc.:
Nelson A. Bangs

Cleary Gottlieb Steen & Hamilton, LLP:
Robert P. Davis

Bryan Cave, LLP:
R. Randall Wang